UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                DCAP Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   233065 10 1
                                 (CUSIP Number)

                                Abraham Weinzimer
                               418 South Broadway
                           Hicksville, New York 11801
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2001
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 Page 1 of 5 Pages



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                                  SCHEDULE 13D

CUSIP No.         233065 10 1


1.       Name of Reporting Person

         Abraham Weinzimer

2.       Check the appropriate box if a member of a group              (a) [   ]

                                                                       (b) [ X ]
3.       SEC Use Only

4.       Source of Funds

         N/A

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)[   ]

6.       Citizenship or Place of Organization

         United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  983,924
By Each Reporting          ------------------------------------
Person With                8.       Shared Voting Power
                                    0
                           ------------------------------------
                           9.       Sole Dispositive Power
                                    983,924
                           ------------------------------------
                           10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Reporting Person

         983,924

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares         [    ]

13.      Percent of Class Represented by Amount in Row (11)
         8.5%

14.      Type of Reporting Person

         IN


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ITEM 1.           SECURITY AND ISSUER.
                  -------------------

     The Reporting Person is making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of DCAP Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2545 Hempstead Turnpike, East Meadow, New York 11554.

ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

                  (a)      Name of Reporting Person:

                                    Abraham Weinzimer

                  (b)      Residence or business address:

                                    418 South Broadway
                                    Hicksville, New York 11801

                  (c) Mr. Weinzimer is employed as the managing operator of three "DCAP" stores.

                  (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  N/A

ITEM 4.           PURPOSE OF TRANSACTION.
                  ----------------------

                  On March 28, 2001, Mr. Weinzimer sold 1,791,076 shares of Common Stock in the Company to the Company in consideration of the cancellation of $447,769 in indebtedness owed by Mr. Weinzimer to the Company.

                  Effective March 28, 2001, a voting arrangement by and among Morton L. Certilman, Jay M. Haft, Kevin Lang and Mr. Weinzimer, that had been provided for in an Agreement, dated February 25, 1999, by and among Messrs. Certilman, Haft, Lang , Weinzimer and the Company, was

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terminated.  As a result of the termination of the voting arrangement, Messrs.
Certilman, Haft, Lang and Weinzimer are no longer considered a group.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  As of the date hereof, Mr. Weinzimer is the beneficial owner of 983,924 Common Shares of the Company (or approximately 8.5% of the outstanding Common Shares of the Company). Of such Common Shares, 200,000 are issuable upon the exercise of options that are currently exercisable. Mr. Weinzimer has sole voting and dispositive power over all of such shares.

                  Except as described in Item 4 hereof, Mr. Weinzimer has not effected any transactions in the Common Shares of the Company during the past 60 days.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ----------------------------------------

                  See Item 5 hereof with respect to options held by the Reporting Person.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                  None.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: April 11, 2001
       -------------------
                                                        /s/ Abraham Weinzimer
                                                        -----------------------
                                                        Abraham Weinzimer



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